EXHIBIT 16.1

November 15, 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Commissioners:

We have read the section (a) statements made by Evergreen Holdings, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of Evergreen’s Form 8-K/A report dated November 4, 2004. We agree with the statements concerning our Firm in section (a) of such Form 8-K/A; however, we make no comment whatsoever regarding the material weaknesses in internal accounting controls disclosed therein or regarding the remedial actions taken to address the material weaknesses identified therein. In addition, PricewaterhouseCoopers LLP makes no comment whatsoever regarding all disclosures included in section (b) and Item 8.01.

Very truly yours,

PricewaterhouseCoopers LLP